Schering to continue restructuring of chemical production

Berlin, November 7, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that it will divest its chemical production activities in Orizaba, Mexico. This measure is related to Schering's FOCUS Initiative, a comprehensive review of strategic, operational and organizational aspects, to enhance long-term growth and profitability.
"We constantly review all production processes in terms of efficacy and productivity," said Dr. Karin Dorrepaal, member of the Executive Board of Schering AG, responsible for production. "We have to increase the efficiency and flexibility of our chemical production worldwide. At the same time we aim to prevent a closure of the Orizaba site by identifying solutions which allow operations to continue under new ownership."
Schering has approximately 250 employees at its chemical production site in Orizaba and expects the divestment to be completed before 2008. In the meantime, chemical production at the Orizaba site will be continued.
At the same time, Schering will also review chemical production activities at its site in Bergkamen, Germany, which are a core competency of the company. This review is expected to result into further restructuring and optimizing of production processes at this site.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng